UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No. 3)*

Telekom Austria AG
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

87943Q109
(CUSIP Number)

DECEMBER 31, 2005
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87943Q109	13G/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Osterreichische Industrieholding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 150,260,044
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 150,260,044
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,260,044
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Telekom Austria AG

Item 1(b).  Address of Issuer’s Principal Executive Offices:

     Lassallestrasse 9, 1020 Vienna, Austria

Item 2(a). Name of Person Filing:

     Osterreichische Industrieholding AG

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     Dresdner Strasse 87, 1201 Vienna, Austria

Item 2(c).  Citizenship:

     Austria

Item 2(d).   Title of Class of Securities:

     ORDINARY SHARES, NO PAR VALUE

Item 2(e).  CUSIP Number:

     87943Q109

Item 3.  If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     N/A

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

      (a) Amount beneficially owned: 150,260,044

      (b) Percent of class: 30.2%

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote: 150,260,044

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 150,260,044

     (iv) Shared power to dispose or to direct the disposition of: 150,260,044

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. N/A See Item 9.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
              by the Parent Holding Company.

     N/A

Item 8.  Identification and Classification of Members of the Group.

     N/A

Item 9.  Notice of Dissolution of Group.

     N/A

Item 10.  Certifications.

     N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               February 06, 2006

Osterreichische Industrieholding AG

/s/ Evelyn Haas-Lassnigg
/s/ Renate Meissl

(Signature)

Dr. Evelyn Haas-Lassnigg, Legal Counsel
Dr. Renate Meissl, Finance Director

(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).